Exhibit 99.3

VOTING PROXY

THE UNDERSIGNED

Name :

Address :

acting on behalf of (only to be completed if relevant)

Name :

Address :

(the "Principal").

DECLARES AS FOLLOWS

1.
The Principal hereby registers for the annual general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 23, 2023 at 3:00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (the "Proxyholder").

2.
The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:
a.
to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.
to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.

3.
This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set out below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022
Instruction to PricewaterhouseCoopers Accountants N.V. for the external audit of the Company's statutory annual accounts for the fiscal year ended December 31, 2023
Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2022

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Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital

4.
This power of attorney is granted with full power of substitution.

5.
The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

(signature page follows)

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SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

Pharvaris N.V.

c/o General Counsel

J.H. Oortweg 21

2333CH Leiden

the Netherlands

investor.relations@pharvaris.com

If the Principal is a beneficial owner of shares in the Company's capital, please enclose:

(i) proof of beneficial ownership of the underlying shares, such as a recent account statement; and

(ii) a signed proxy from its financial intermediary or its agent with whom the shares are on deposit.

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